FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



M E D I A   R E L E A S E

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel +27 11 562 9775
Mobile +27 82 971 9238 (SA)
Mobile +1 857 241 7127 (USA)
email Willie.Jacobsz@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
email Sven.Lunsche@goldfields.co.za

GOLD FIELDS UNBUNDLES GFIMSA (KDC AND BEATRIX) TO CREATE A NEW SOUTH AFRICAN GOLD MINING COMPANY CALLED SIBANYE GOLD

Johannesburg, 29 November 2012: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today announces the creation of a new South African gold mining company through the proposed unbundling of its 100% owned subsidiary, Sibanye Gold Limited (Sibanye Gold), formerly known as GFI Mining South Africa Proprietary Limited (GFIMSA), which holds the KDC and Beatrix gold mines as well as various service companies.

Subject to approval by the JSE and the NYSE, Sibanye Gold will be listed as a separate and independent company on both exchanges in February 2013. Sibanye Gold shares will then be distributed to existing Gold Fields shareholders (whether held in the form of ordinary shares or depository receipts).

Both Gold Fields and Sibanye Gold will be domiciled in South Africa with their primary listing of shares on the JSE and a secondary listing of American depository receipts on the NYSE. The other existing secondary listings on the Swiss, Dubai and Brussels stock exchanges for Gold Fields will remain unchanged.

Following the unbundling, Gold Fields will retain the balance of its current portfolio of assets, including the developing South Deep Gold Mine located in South Africa.

Matthews S Moloko, currently a non-executive director of Gold Fields and executive Chair and Founder of the Thesele Group, will become the non-executive Chair of Sibanye Gold and will step down from the Gold Fields board. Other non-executive directors will be Jerry Vilikazi, Chair of Palama and former CEO of Business Unity South Africa, Rick Menell, a non-executive director of Gold Fields, and Keith Rayner, CEO of KAR Presentations, who will also chair the Audit Committee. Two further HDSA directors will be appointed in due course. Cain Farrel, the current Company Secretary of Gold Fields, will become the new Company Secretary of Sibanye Gold.

Neal Froneman, currently Chief Executive Officer of Gold One, will become Chief Executive Officer of Sibanye Gold and Charl Keyter, currently Head of Finance for Gold Fields' international operations, will become the Chief Financial Officer of Sibanye Gold.

Peter Turner, the Executive Vice President for Gold Fields' South Africa Region as well as the rest of the executive team for the Region (excluding

those dedicated to South Deep), and the senior operational management teams of the KDC and Beatrix gold mines, will remain with Sibanye Gold.

Dr Mamphela Ramphele will continue to chair Gold Fields, Nick Holland will remain Chief Executive Officer and Paul Schmidt will remain Chief Financial Officer.

The separation of Gold Fields and Sibanye Gold will enable the two independently governed and managed companies to focus on their respective strategic goals and to operate more effectively as separate entities, to the benefit of shareholders, employees and communities.

Holland says: "While some parts of the GFIMSA operations have been in production for as long as 70 years, these assets still have inherent quality and extensive resource and reserve potential. The separation will liberate Sibanye Gold into a fit-for-purpose, sustainable gold mining company best positioned to maximise long-term value for stakeholders.

"By unbundling the cash-generative KDC and Beatrix mines into Sibanye Gold, its cash flows can be utilised to extend the life of the mines and improve dividend payouts to shareholders. The first priority, however, will be to achieve stable and safe production," Holland says.

Froneman says that the company will be committed to maintaining profitable, stable and low cost operations that provide a high degree of leverage to the gold price. "We will selectively pursue synergistic opportunities for consolidation in the South African gold industry and, as a separately listed entity, will be able to fully utilise our free cash flows for the benefit of the Company and its stakeholders," he says.

There will be no job losses directly as a result of the creation and unbundling of Sibanye Gold. In addition all conditions of employment will remain unchanged.

Sibanye Gold has committed itself to both continuing and enhancing Gold Fields' sustainable development, labour relations, transformation and other BEE policies. "The ability to preserve employment in deep level gold mining by extending the life of mines will depend on effective co-operation between management, trade unions and the workforce," Froneman comments.

Sibanye Gold will therefore develop policies which will incentivise its workforce to benefit from the success of the business through a profit-sharing scheme as well as continued investments into improved living conditions that will improve the lives of employees.

Foremost amongst these, Sibanye Gold will continue to invest significantly in the transformation of accommodation arrangements for its employees. More than R700 million has been committed to upgrading accommodation arrangements at the KDC and Beatrix gold mines between 2009 and 2014, of which approximately R500 million has been spent to date on building 700 new homes and reducing hostel room density from an average of 8 persons per room in 2006 to an average of 1.4 per room in September 2012. This work will continue.

Sibanye Gold will continue to pursue sound environmental policies and practices and honour its obligations and commitments in this regard, all of which are funded through contributions to statutory and regulated environmental trust funds and associated guarantees for each operation.

Following the unbundling, Gold Fields will focus on cash flow generation, more predictable dividend pay-outs and growth through the expansion and life extension of its existing mines in Ghana, Peru and Australia, as well as realising value from its world-class portfolio of development and exploration projects.

"The South Deep project is core to our expansion plans and we will continue to invest in this operation to secure the ramp-up to 700,000 ounces per year," Holland says.

He adds: "Gold Fields' shareholders should continue to enjoy amongst the highest dividend yields in the sector, due to our policy of ensuring that dividends have the first call on cash flows and distributing between 25% and 35% of normalised earnings to shareholders."

Based on the results for the 12 month period ended December 2011 Sibanye Gold's gold production was 1.4 million ounces making it one of the largest domestic gold producer in South Africa. Sibanye Gold's unaudited revenue for the 2011 financial year amounted to R16.6 billion with unaudited earnings before interest, tax, depreciation and amortisation ("EBITDA") of R6.8 billion, as extracted from the audited consolidated Gold Fields financial statements for the financial year ended 31 December 2011.

Gold Fields' production (excluding Sibanye Gold) for the 12 months ended December 2011 was 2.2 million gold-equivalent ounces and its mineral reserves, as at 31 December 2011, were 64 million ounces, comprising 40 million ounces at South Deep and 24 million ounces at the international operations. Gold Fields' unaudited revenue for the 2011 financial year (excluding Sibanye Gold) amounted to US$3.5 billion with unaudited EBITDA of US$2.0 billion, as extracted from the audited consolidated Gold Fields financial statements for the financial year ended 31 December 2011.

The mineral reserve positions at 31 December 2011 were 22 million ounces for Sibanye Gold and 64 million gold-equivalent ounces for Gold Fields, comprising 40 million ounces at South Deep and 24 million ounces at the international operations.

Sibanye Gold will retain Gold Fields' South African net debt of approximately R4 billion, while approximately US$1.4 billion of offshore net debt will be retained by Gold Fields.

The transaction will be effected through a 1:1 distribution of Sibanye Gold shares (in the form of shares or American depositary receipts ("ADRs") to existing Gold Fields' shareholders (whether held in the form of shares or depository receipts).

The listing of Sibanye Gold is scheduled for mid-February 2013 and existing Gold Fields' shareholders will then hold two separate shares or ADRs, namely the newly distributed Sibanye Gold shares or ADRs as well as their original Gold Fields shares or depositary receipts (as the case may be).

The transaction does not require shareholder approval and the listings have been approved by the South African Reserve Bank.

A full pre-listing statement will be released in mid-January 2013.

FORWARD-LOOKING STATEMENTS

Certain statements included in this announcement, as well as oral statements that may be made by Gold Fields, or by officers, directors or employees acting on their behalf related to the subject matter hereof, constitute or are based on forward-looking statements. Forward-looking statements are preceded by, followed by or include the words "may", "will", "should", "expect", "envisage", "intend", "plan", "project", "estimate", "anticipate", "believe", "hope", "can", "is designed to" or similar phrases. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Gold Fields or Sibanye Gold, that could cause Gold Fields' and/or Sibanye Gold's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, Gold Fields' ability to successfully complete the unbundling, the effect of the Distribution on Gold Fields' and Sibanye Gold's operations, Gold Fields' and Sibanye Gold's ability to implement its strategy and any changes thereto, Gold Fields' and Sibanye Gold's future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected level of gold price and other risks. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect any change in the Company's expectations with regard thereto.

THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION.

Ends

Notes to editors

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable annualised production of 3.6 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth

pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217.0 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 29 November 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs